                                                                       EXHIBIT 3


------------------------------------------------------     ---------------------
TEXTRON                                                            NEWS
------------------------------------------------------     ---------------------
                                                     Corporate Communications
                                                     Department

                                                     TEXTRON INC.
                                                     40 Westminister Street
                                                     Providence, R.I. 02903-2596
                                                     (401) 421-2800

CONTACT INFORMATION:
Mary Lovejoy (Textron Investor Contact): 401-457-6009
Brian Sullivan (Textron Media Contact): 401-457-2502
Tom Breslin (OmniQuip Contact): 414-268-3105

                                                         FOR IMMEDIATE RELEASE


                TEXTRON AGREES TO ACQUIRE OMNIQUIP INTERNATIONAL

         ACQUISITION PROVIDES NEW GROWTH PLATFORM, SYNERGY OPPORTUNITIES

      PROVIDENCE, RI AND PORT WASHINGTON, WI - AUGUST 23, 1999 - Textron Inc. (NYSE: TXT) and OmniQuip International, Inc. (NASDAQ: OMQP) today announced the signing of a definitive merger agreement whereby Textron will acquire the entire outstanding capital stock of OmniQuip for $21 per share in a cash transaction valued at approximately $477 million including the assumption of debt. The agreement has been approved by the Boards of Directors of both companies.

      The Agreement provides for an all-cash tender offer by Textron for all of OmniQuip's outstanding shares of common stock to commence within five business days. The tender is expected to close by September 24, unless extended, and is subject to the valid tender of at least a majority of the outstanding OmniQuip shares on a fully diluted basis, and to customary government filings and other customary conditions.


                                     -more-

                                       Textron Agrees to Acquire OmniQuip/Page 2


      With estimated fiscal 1999 sales of approximately $520 million, OmniQuip is a leading manufacturer of light construction equipment including telescopic material handlers, aerial work platforms and skid steer loaders. Over the past three years, OmniQuip has achieved strong, consistent revenue growth through acquisitions as well as increased sales, primarily to the fast-growing rental-fleet sector of the market.

      "With demand for its products expected to increase 10-20% per year, OmniQuip establishes a promising growth platform within our Industrial segment while being accretive to Textron's earnings in the first year," said Textron Chairman and Chief Executive Officer Lewis B. Campbell.

      "Textron's strategy is to buy good businesses and make them better," said Textron President and Chief Operating Officer John A. Janitz. "OmniQuip will benefit from Textron's manufacturing processes, materials sourcing and distribution networks in international markets. Further opportunities to provide leasing and financing for OmniQuip's products could also be realized with Textron Financial Corporation, our commercial finance operation," Janitz added.

      "This is an excellent strategic move for OmniQuip. With Textron's strong financial backing, we will be able to grow OmniQuip's business at a much faster pace than we would have been able to on our own. We will be actively pursuing opportunities to improve and further develop our existing brands, while acquiring new, complementary product lines that will offer our customers a broad range of light construction equipment," said P. Enoch Stiff, President and Chief Executive Officer of OmniQuip.


                                     -more-

                                       Textron Agrees to Acquire OmniQuip/Page 3


      "This merger provides tremendous growth opportunities for OmniQuip which will in turn benefit our employees, customers and suppliers. From attractive financing programs to opportunities to enhance the product line, the merger puts OmniQuip in a solid position to strengthen its relationships with the large national rental fleets and aggressively grow this new line of business for Textron," said Stiff.

      Since 1992 Textron has made 39 acquisitions with proforma revenues of approximately $6.5 billion. With $2.9 billion in after-tax proceeds from the divestiture of its consumer finance operation, Textron plans to spend $1 billion per year on strategic acquisitions and is on track to meet or exceed this target for 1999.

      "Our rigorous acquisition criteria ensures that each transaction is undertaken with keen attention to shareholder and customer value. OmniQuip is a perfect fit for Textron and is wholly supportive of our acquisition strategy," said Campbell. "The strength and expertise of OmniQuip's management team will be a great asset to Textron as we actively pursue growth opportunities in this business," he added.

      The tender offer for shares of OmniQuip common stock will be made only through definitive tender offer documents, which will be filed with the Securities and Exchange Commission and mailed to the shareholders of OmniQuip. Following completion of the tender offer, it is contemplated that the holders of any then-outstanding shares of common stock will receive, in a second-step merger, the same $21 per share cash consideration as holders will receive in the tender offer.


                                     -more-

                                       Textron Agrees to Acquire OmniQuip/Page 4


      OmniQuip, which has approximately 1600 employees at 16 locations in the U.S., U.K., Australia and New Zealand, is the largest North American producer of telescopic material handlers. The company also manufactures aerial work platforms, skid steer loaders, power lifters and power haulers and markets a line of mini-excavators. OmniQuip's products are used in a wide variety of applications by commercial and residential building contractors, as well as by customers in other construction, military, industrial and agricultural markets. Additional information is available at www.omniquip.com.

      Textron Inc. is a $10 billion, global, multi-industry company with market-leading businesses in Aircraft, Automotive, Industrial and Finance. Textron has a workforce of over 64,000 employees and major manufacturing facilities in 23 countries. Textron is among Fortune magazine's "America's Most Admired Companies." Additional information is available at www.textron.com.

                                       ###

Forward-looking Information: Certain statements in this release are forward-looking statements including those that discuss strategies, goals, outlook or other non-historical matters; or projected revenues, income, returns or other financial measures. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements, and are detailed in Textron's and OmniQuip's Annual Reports and other filings under the Securities Exchange Act of 1934.